UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
1.	Name of the Registrant:

BANK OF AMERICA CORPORATION

2.	Name of the person relying on exemption:

FINGER INTERESTS NUMBER ONE, LTD.

3.	Address of person relying on exemption:

520 Post Oak Blvd., Suite 750, Houston, TX 77027

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).
Dear Institutional Shareholders:
We Urge You to Contact the Board of Directors: Please Oppose Greg Curl or Brian Moynihan as Successor CEO to Ken Lewis
Contact Chairman Dr. Walter Massey at: walter.massey@bankofamerica.com
Institutional Shareholders must act NOW to advise the Board of Directors regarding their position on CEO succession at Bank of America.
WHY WE OPPOSE THE TWO INTERNAL CANDIDATES – CURL AND MOYNIHAN
1. The current management team is tainted and not credible – The current management team, save Sallie Krawcheck, is the same management team that is under investigation by at least five separate governmental agencies including (i) the New York Attorney General’s Office, (ii) the Securities and Exchange Commission, (iii) the Federal Bureau of Investigation, (iv) the Department of Justice, and (v) the House Committee on Oversight and Government Reform. Regardless of who knew what and when, these senior managers would have had direct knowledge of the day-to-day operations and financial results of Merrill Lynch prior to the shareholder vote, yet none of them protested the disclosure failures or made any attempt to change the course of action by this management. This group of senior managers are not credible representatives who are focused on building shareholder value or increased transparency.

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2. Can the Board be certain neither individual will be charged with wrongdoing? – As senior members of management, surely these individuals were involved – hands on - in details related to the Merrill Lynch transaction. In the ongoing investigations, how can the board of directors be certain that neither individual will be charged or implicated in wrong doing as part of the Merrill bonus negotiations, and proxy disclosure issues. Should the board appoint as CEO an individual who might be implicated at a later date from any of the FIVE ongoing investigations or multiple lawsuits that have been filed against the company, directors and officers?
3. Change the Status Quo – Hold current management team accountable. The current management team has presided over the misallocation of capital and massive shareholder dilution over the past year. The board of directors apparently wants to maintain the status quo. As a result of management decisions over the past year, total common shares outstanding have risen from 4.0 billion on September 15, 2008 to over 8.65 billion (per company filings on 6/30/09). After tax earnings must more than double for Bank of America to achieve the same EARNINGS PER SHARE, AND they must repay $45 BN in TARP money and TARP dividends in the meantime.
Put another way, pre-Merrill BAC shareholders currently own less than 50% of the “new” Bank of America. This dilution is reflected in the current stock price, which is down approximately 48% from September 12, 2008, the last trading day before the announcement of the Merrill merger.
4. This management team has been exposed as an underperformer in this recession in the basic banking business of making loans and getting paid back. Bank of America’s credit losses have exceeded those of its peers in several lines of business by a substantial margin, showing that this management team has done a poor job of managing risk and that much of the prior earnings and asset growth generated by the company was illusory and based on poor credit underwriting.
a. Credit card charge off rates for BAC credit card trusts reached 14.5% in August 2009, materially worse than its peer group by 200 – 600 bps;
b. Commercial Real Estate Non-Performing Assets exceed 8.85% of CRE loans outstanding at 6/30/09, while Criticized Commercial real estate loans reached 26.4% of CRE Loans at 6/30/09
c. Small Business Loan Charge offs reached 15.4% annualized at 6/30/09
d. The ratio of Loan loss reserves to Loans; and Loan loss reserves to NPA’s are near the bottom of its peer group at 6/30/09, indicating continued future build of reserves and pressure on earnings.
Given this poor operating performance relative to its peer group, should the board reward and perpetuate this mediocre group of executives?
5. Does Greg Curl deserve to be CEO? Let’s take a look at Mr. Curl’s track record over the past 18 months. As senior strategy officer, he has presided over the Countrywide and Merrill Lynch acquisitions. He has been cited in the press as the individual responsible for negotiating both of these mergers.

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Merrill Lynch Issues:
          a. Bonuses – As the chief negotiator of the Merrill deal, Mr. Curl would likely have been intimately involved in the details of negotiating the amount and timing of Merrill bonuses that Bank of America would permit. We urge you to see John Thain’s comments at a recent Wharton Forum. http://knowledge.wharton.upenn.edu/index.cfm Search: John Thain, September 30, 2009 (see Part 1 of 3)
          b. Material Adverse Change Clause (MAC) – As the chief negotiator of the Merrill deal, Mr. Curl would have been intimately involved in the structuring of the “MAC” clause that governed under what terms Bank of America could withdraw or modify the terms of the Merrill acquisition. We believe the comment by Federal Reserve employees in emails stating that they did not believe the threat of invoking the MAC clause was a credible threat refers not to the fact that Bank of America’s Lewis was bluffing, but rather that they (BAC) did not have a reasonable legal basis for invoking the MAC clause because of the way it was drafted by Mr. Curl. See comments on Clusterstock: http://www.businessinsider.com/sorry-ken-theres-no-way-you-could-have-used-the-mac-clause-to-back-out-of-merrill-2009-6
Countrywide Issues:
          a. Attorneys General – In the weeks prior to the closing of the Countrywide transaction, at least 5 attorney general sued Countrywide for various deceptive trade practices in connection with its mortgage origination practices. Rather than modify the terms of the transaction to protect Bank of America shareholders, the company proceeded to close the transaction on its original terms.
          b. In October 2008, Bank of America entered into an agreement with 11 attorneys general to modify over 400,000 loans with a principal value of $8.4 BN. Assuming a default rate of 25%, and a severity (loss) rate of 50%, we anticipate these modifications will cost Bank of America shareholders an additional $1.05 BN.
Creating Shareholder Value; Acquisitions and Strategic Success?:
During the Period 12/31/2003 to 12/31 2008:
          a. Under Mr. Curl’s tenure as Strategy Chief at Bank of America, overpriced acquisitions created over $88BN in additional goodwill;
          b. The company reported over $81 BN in GAAP net income.
          c. Yet tangible common equity (including the value of mortgage servicing rights) rose by only $13.3BN. And by only $3.3 BN if you exclude MSR’s from tangible common equity.
          d. Tangible Book Value Per Share FELL from $12.34 to $9.12 over the period
6. Is Brian Moynihan Qualified to run BAC? – We question whether Brian Moynihan has the operational experience to run the nation’s largest bank. A review of Mr. Moynihan’s operating experience shows the following:

199? – 1999	-- Lawyer, Edwards, Angell – Boston
1999 – 2003	-- Deputy General Counsel – Fleet Bank
2003 – Aug 2004	-- EVP, Brokerage & Wealth Management – Fleet Bank
Bank of America:
Aug 2004 to Oct 2007	-- President – Global Wealth and Investment Management
Oct 2007 to 12/10/08	-- President – Global Corporate & Investment Bank
12/10/2008 to 1/22/09	-- General Counsel
1/22/09 to 8/3/09	-- Global Corporate & Investment Banking
August 3, 2009 to present	-- Head Consumer Banking

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Mr. Moynihan has a total of UNDER seven years of experience as a manager of operating lines of business. The board must take this into consideration when assessing candidates!
7. Does Brian Moynihan have clean hands? In our meetings with Bank of America, Brian Moynihan was the point man in communicating with us. While Mr. Moynihan was always professional and acted according to the highest standards, given his apparent position as “confidant” of Mr. Lewis and the former lead director, Temple Sloan, we must wonder whether Mr. Moynihan was not intimately familiar with, and involved in, decisions related to the non- disclosure of the Merrill Lynch operating losses prior to the December 5th shareholder vote, and the non-disclosure of the Merrill Lynch bonuses. The Board must fully investigate this issue.
What Should Institutional Shareholders Do Now?
1. Urge the Board to Look outside of the Company for new CEO. Shareholders deserve a change in the senior management of this company. There should be a credible CEO, with no ties to Ken Lewis or his failed policies of shareholder dilution and lack of shareholder transparency. This company should be run by a management team committed not to past policies and practices but to building the best bank possible.
2. Suggest Possible Candidates to the Board. Shareholders must be active and give directors input regarding candidates that they believe are viable CEO candidates. Shareholders must also give the board input regarding the issues of credibility surrounding current management.
What Should the Board Do Now?
1. The Board should fulfill its duty to shareholders and install a responsible and credible management team that is focused on building shareholder value, and is not distracted by governmental investigations and shareholder lawsuits. They should set aside director loyalties to current management and pick a CEO from outside the company.
2. The Board should hire a special counsel to investigate the allegations related to the failure to disclose material operating losses and bonuses to shareholders prior to the shareholder vote on the Merrill Lynch transaction. This will allow the company to eliminate the current distractions and move the company forward. For example, Deutsche Bank hired special counsel Cleary Gottlieb Steen & Hamilton earlier in 2009 to investigate allegations of management misconduct, which investigation was recently completed.
3. The Board must release former general counsel Tim Mayopolous to testify to Attorney General Cuomo so that the events surrounding the disclosure of facts prior to the shareholder vote on December 5, 2008 can be definitively settled.

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